Omni U.S.A., Inc.
2236 Rutherford Road, Suite 107
Carlsbad, CA 92008

January 23, 2006

Mr. David Burton, Mail Stop 6010
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Omni U.S.A., Inc.
Item 4.01 Form 8-K
Filed January 5, 2006
File No. 0-17493

Dear Mr. Burton:

We have filed today Amendment No. 1 to the Form 8-K in response to your comment letter of January 12, 2006. In order to expedite your review, we are providing the following additional disclosure keyed to your comments as follows:

Form 8-K dated January 5, 2006

Item 4-01. Changes in Registrant’s Certifying Accountant

1. Please amend your Form 8-K to specifically state whether your former auditor resigned, declined to stand for re-election, or was dismissed. It is not sufficient to state that the auditor “would no longer be retained”, as that wording is unclear to a reader Also, indicate whether the decision to change auditors was recommended or approved by your board of directors.

2. With the hiring of Farber & Hass, we note that the former auditor for the accounting acquirer (Singer Lewak Greenbaum & Goldstein LLP for Brendan Technologies, Inc.) was not retained. Consequently, the disclosures required by Item 304 of Regulation S-B for a change of accountants must be provided. Please revise to comply.

We have deleted the original Item 4-01. and replaced it with the following:

Section 4 — Matters Related to Accountants and Financial Statements
Item 4.01. Changes in Registrant’s Certifying Accountant

On December 29, 2005, Omni completed the acquisition of substantially all the assets of Brendan pursuant to the Merger Agreement and completed the disposition of substantially all the assets of Omni-Washington and Butler pursuant to the Stock Purchase Agreement. On December 29, 2005, Omni provided notice to Harper & Pearson Company (“Harper & Pearson”) that they were being dismissed effective December 29, 2005, as Omni’s independent registered accounting firm. Harper & Pearson’s reports on the consolidated financial statements of Omni and its subsidiaries for the two most recent fiscal years ended June 30, 2005, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

On December 29, 2005, the Board of Directors of Omni, upon recommendation of its Audit Committee, elected to engage Farber & Hass LLP (“Farber & Hass”) to serve as Omni’s independent registered accounting firm. On December 29, 2005, Omni was informed that it had been accepted as a client of Farber & Hass.

During the Company's two most recent fiscal years ended June 30, 2005 and the subsequent interim period through December 29, 2005, there were no disagreements between Omni and Harper & Pearson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Harper & Pearson's satisfaction, would have caused them to make reference to the subject matter of the disagreement in their reports on the financial statements for such years.

Omni has authorized Harper & Pearson to respond fully to the inquiries of Farber & Hass concerning the subject matter of the reportable event and has provided Harper & Pearson with a copy of the foregoing disclosures. Attached to the Company’s report of Form 8K filed on January 5, 2005 as Exhibit 16.1 was a copy of Harper & Pearson's letter, dated January 4, 2006, stating its agreement with the statements related to it.

During Omni's two most recent fiscal years ended June 30, 2005, and the subsequent interim period through December 29, 2005, Omni did not consult Farber & Hass with respect to the application of accounting principles to a specific transaction, either completed or contemplated, or the type of audit opinion that might be rendered on Omni’s consolidated financial statements, or any other matters of reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-B.

In addition, on December 29, 2005, Brendan provided notice to Singer Lewak Greenbaum & Goldstein LLP (“SLGG”) that they were being dismissed effective December 29, 2005, as Brendan’s independent registered accounting firm. SLGG’s reports on the consolidated financial statements of Brendan and its subsidiaries for the two most recent fiscal years ended December 31, 2004, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except only that their reports for the two years ended December 31, 2003 and 2004 were modified as to an uncertainty regarding Brendan’s ability to continue as a going concern.

On December 29, 2005, the Board of Directors of Brendan, upon recommendation of its Audit Committee, elected to engage Farber & Hass to serve as Brendan’s independent registered accounting firm. On December 29, 2005, Brendan was informed that it had been accepted as a client of Farber & Hass.

During Brendan’s two most recent years ended December 31, 2004, and the subsequent interim period through December 29, 2005, there were no disagreements between Brendan and SLGG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to SLGG's satisfaction, would have caused them to make reference to the subject matter of the disagreement in their reports on the financial statements for such years.

Brendan has authorized SLGG to respond fully to the inquiries of Farber & Hass concerning the subject matter of the reportable event and has provided SLGG with a copy of the foregoing disclosures. Attached as Exhibit 16.2 is a copy of SLGG's letter, dated January 19, 2006, stating its agreement with the statements related to it.

During Brendan's two most recent fiscal years ended December 31, 2004, and the subsequent interim period through December 29, 2005, Brendan did not consult Farber & Hass with respect to the application of accounting principles to a specific transaction, either completed or contemplated, or the type of audit opinion that might be rendered on Brendan’s consolidated financial statements, or any other matters of reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-B.

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

We filed with the Amendment Exhibit 16.2 a letter from Singer Lewak Greenbaum & Goldstein LLP as follows:

EXHIBIT 16.2

January 19, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Dear Commissioners:

We have read Omni U.S.A., Inc.'s statements included under Item 4.01 of its Form 8-K/A dated January 19, 2006, and we agree with such statements concerning our Firm.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Omni U.S.A., Inc. acknowledges that:

• we are responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (619) 977-1614.

Sincerely,

/s/ LOWELL W. GIFFHORN
Lowell W. Giffhorn
Chief Financial Officer